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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                                (Amendment No. 3)

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                              MAGMA POWER COMPANY
                           (Name of Subject Company)

                              MAGMA POWER COMPANY
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   0005591941
                     (CUSIP number of Class of Securities)

                               JON R. PEELE, ESQ.
            Executive Vice President, Secretary and General Counsel
                              MAGMA POWER COMPANY
                        4365 EXECUTIVE DRIVE, SUITE 900
                          SAN DIEGO, CALIFORNIA 92121
                                 (619) 622-7800
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   Copies to:

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
             Michael J. Kennedy, Esq.                     David W. Heleniak, Esq.
               SHEARMAN & STERLING                          SHEARMAN & STERLING
              555 California Street                         599 Lexington Avenue
         San Francisco, California 94104                  New York, New York 10022
                  (415) 616-1100                               (212) 848-4000
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  This Amendment No. 3 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, dated October 11, 1994, as amended (the "Schedule 14D-9"), filed by Magma Power Company, a Nevada corporation, relating to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated
October 6, 1994, as amended through the date hereof, of CE Acquisition Company, Inc., a Delaware corporation and a wholly owned subsidiary of California Energy Company, Inc., a Delaware corporation, to purchase 12,400,000 Shares at a price of $35 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 6, 1994, as amended through the date hereof, and the related Letter of Transmittal and any supplement thereto. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

   Item 8 is hereby amended and supplemented by adding thereto the following:

HOLT ACTION
- -----------

     On October 14, 1994, Ben Holt ("Mr. Holt"), a director of California Energy, filed a Complaint and Motion for Preliminary Injunctive Relief against Magma in the Second Judicial District Court for the State of Nevada, County of Washoe, seeking to compel Magma to provide Mr. Holt with its shareholder list pursuant to Nevada Revised Statute (S) 78.105(3) ("the Holt Action").

     A copy of the Holt Action is filed as Exhibit 16 hereto and is incorporated herein by reference. The foregoing description of the Holt Action is qualified in its entirety by reference to the Holt Action.

     On October 18, 1994, Magma filed its Opposition to the Holt Action ("Magma's Opposition"), contending that: (1) Mr. Holt cannot demonstrate entitlement to injunctive relief because Magma is complying with both the federal tender offer and proxy rules by mailing to its shareholders all tender offer and proxy materials furnished by California Energy; (2) Mr. Holt, as a director of California Energy, is not entitled to inspect Magma's shareholder list under Nevada law; (3) that California Energy is the real party in interest, thus requiring the Holt Action to be brought as a compulsory counterclaim in the action pending in the United States District Court for the District of Nevada entitled Magma Power Co. v. California Energy Company, Inc., et. al., No. CV-94-00719-DWH.

ANSWER AND COUNTERCLAIMS
- ------------------------

     On October 17, 1994, California Energy filed an Answer and Counterclaims to the Magma Complaint in the United States District Court for the District of Nevada. In its Answer, California Energy denied the material allegations of the Magma Complaint, and denied that Magma is entitled to declaratory relief. In the Counterclaims, California Energy and CE Acquisition Company filed claims for declaratory and injunctive relief against Magma and its board of directors, alleging (1) breach of fiduciary duties by the directors in adopting the Rights Plan, Bylaw Amendment, severance and indemnification agreements for certain executives, and use of the Nevada Business Combination Statute; (2) the unconstitutionality of the Nevada Business Combination Statute; and (3) violations of the federal securities laws allegedly resulting from statements made by Magma on its Schedule 14D-9 regarding the tender offer and proxy solicitation.

     A copy of the Answer and Counterclaims is filed as Exhibit 17 hereto and is incorporated herein by reference. The foregoing description of the Answer and Counterclaims is qualified in its entirety by reference to the Answer and Counterclaims.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   Item 9 is hereby amended and supplemented by adding thereto the following:

     Exhibit 16 -- Holt Action
     Exhibit 17 -- Answer and Counterclaims
     Exhibit 18 -- Revised Description of Certain Graphical Elements
     Exhibit 19 -- Press Release, dated October 21, 1994
     Exhibit 20 -- Press Release, dated October 21, 1994

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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          MAGMA POWER COMPANY

                                                    /s/ Jon R. Peele
                                          By:__________________________________
                                             Name: Jon R. Peele
                                             Title: Executive Vice President,
                                                   Secretary and General
                                                   Counsel

Dated: October 21, 1994


                                       3
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                               INDEX TO EXHIBITS

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
 EXHIBITS
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
 Exhibit 16 --Holt Action
 Exhibit 17 --Answer and Counterclaims
 Exhibit 18 --Revised Description of Certain Graphical Elements
 Exhibit 19 --Press Release, dated October 21, 1994
 Exhibit 20 --Press Release, dated October 21, 1994

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